CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

February 9, 2023

Re:	OneDoor Studios Entertainment Properties LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 2
Filed January 18, 2023
File No. 024-11836

Dear Ms. Jaskot:

We acknowledge receipt of comments in your letter of February 3, 2023 regarding Post-Qualification Amendment No. 2 to the Offering Statement of OneDoor Studios Entertainment Properties LLC (the “Company”), which we have set out below together with our responses.

Post-Qualification Amendment on Form 1-A POS Filed 1/18/2023

General

1.

We note your response to comment 5. However, based on your website it appears that 598 people have invested in the Calculated Sequels offering for a total of $943,061. You also state in your response that once the Offering Statement is qualified, you will provide the revised Offering Circular and reconfirm any subscriptions. Please note that such an approach is not permitted under Exchange Act 10b-9. See the Tucson Hotel Associates no-action letter (Apr. 11, 1985) issued by the Division of Market Regulation (stating “It is the position of the Division of Market Regulation that under Rule 10b-9 an issuer that reduces the specified minimum number of units to be sold in an offering must return all funds to the subscribers. We believe that a reconfirmation procedure is inappropriate in this context.”). Please revise your disclosure to reflect the fact that the elimination of the minimum offering amount will result in the termination of the offering and that the initiation of a new offering of interests can occur only after investor funds have been returned and in connection with the qualification of this post-qualification amendment.

We appreciate and acknowledge the guidance provided in this comment. The Company has revised its disclosure as requested by the staff.  Please see “Plan of Distribution.”

For clarification, we note that the information on the Company’s website, indicating that 598 people have invested for a total of $943,061, related solely to the funds raised by the Company in its offering under Regulation Crowdfunding, which had been completed.  The Company has revised the content of its website to have the landing page for Series Calculated Sequels relate solely to the offering under Regulation A (indicating that the offering is in testing the waters (“TTW”) along with the required TTW legend).

In addition, it was my prior misunderstanding that the company had previously received subscriptions under its Regulation A offering between the time that it originally qualified on September 6, 2022 and its October 24, 2022 filing of a Post-Qualification Amendment No.1 to its Offering Statement on Form 1-A.  In fact, the Company has not received any subscriptions nor is it holding any money in escrow related to this offering.  I apologize for the confusion.

The Company has revised its disclosure as requested by the staff.  Please see the cover page of the Offering Circular and “Plan of Distribution.”

Thank you again for comments on the Company’s disclosure.  If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Rucha Pandit, Securities and Exchange Commission John Lee, OneDoor Studios Entertainment Properties LLC Jason Brents, OneDoor Studios Entertainment Properties LLC